UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Shoe Pavilion, Inc.

(Name of Insurer)

Common Stock

(Title of Class of Security)

824894109

(CUSIP Number)

February 14, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section under the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 824894109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Jack Roth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 869,031 shares
6. Shared Voting Power -0- shares
7. Sole Dispositive Power 869,031 shares
8. Shared Dispositive Power 142,320 shares

9.	Aggregate Amounts Beneficially Owned by Each Reporting Person 1,011,351 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amounts in Row (9) 10.6%*
12.	Type of Reporting Person (See Instructions) IN

* Based upon 9,542,331 shares of common stock outstanding at November 23, 2007 as disclosed in the Quarterly Report on Form 10-Q of Shoe Pavilion, Inc. filed with the Securities and Exchange Commission on November 23, 2007.

ITEM 1.	Issuer.

(a)	Name of Issuer: Shoe Pavilion, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

13245 Riverside Drive, Suite 450

Sherman Oaks, California 91423

ITEM 2.	Filing Person.

(a)	Name of Person Filing: Jack Roth

(b)	Address of Principal Business Offices or, if none, Residence:

1801 Century Park East

Los Angeles, CA 90067

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 824894109

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(F);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(G);

(h)	☐	A savings association as defined as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (U.S.C. 801-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities the issuer identified in Item 1.

(a)	Amount beneficially owned as of January 16, 2007:		1,011,351 shares

(b)	Percentage of Class:		10.6%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote:	869,031 shares

	(ii)	Shared power to vote or to direct the vote:	-0- shares

	(iii)	Sole power to dispose or to direct the disposition of:	869,031 shares

	(iv)	Shared power to dispose or to direct the disposition of:	142,320 shares

Instruction: For computations regarding securities with represent a right to acquire an underlying security see §240.13d-3(d)(1).

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable

ITEM 9.	Notice of Dissolution of Group.

Not applicable

ITEM 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2008

/s/ JACK ROTH
JACK ROTH